Exhibit 3.2

THE COMPANIES LAW (AS REVISED) COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

華夏博雅教育控股有限公司

(Adopted by a Special Resolution passed on July 29, 2019 and effective immediately prior to the completion of the Company’s initial public offering of ordinary shares on the Nasdaq Capital Market)

1.	The name of the Company is China Liberal Education Holdings Limited 華夏博雅教育控股有限公司.

2.	The registered office of the Company shall be situated at the office of Campbells Corporate Service Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as revised).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27 (2) of the Companies Law (as revised).

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Law (as revised), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Law (as revised), or to carry on the business of company management without being licensed in that behalf under the Companies Management Law (as revised).

6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, but nothing in this paragraph shall be so construed as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands any of its power necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

8.	The share capital of the Company is US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value each with power for the Company, subject to the provisions of the Companies Law (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

9.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.